Exhibit 4.61

Confirmation Letter

Qiyi.com, Inc.("Qiyi Cayman", which has been renamed to iQIYI, Inc. as of November 30, 2017) and GENG Xiaohua (ID number: ***) have entered into an Amended and Restated Exclusive Call Option Agreement dated January 30, 2013 (the "Agreement"), whereby it is provided that the Agreement shall become effective as of November 23, 2012 for a term of ten years, which term shall be renewable upon confirmation thereof by Qiyi Cayman in writing prior to its expiration. Based on the above provision and considering the Agreement shall expire on November 22, 2022, it is hereby confirmed by Qiyi Cayman that the term of the Agreement shall be renewed for a period of 10 years and expire on November 22, 2032.

(No text below)

On behalf of

iQIYI, Inc.

By:	/s/GONG Yu
Dated:	December 21, 2020